EXHIBIT 77D
for IDS California Tax-Exempt Trust
series IDS California Tax-Exempt Fund

At Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated for the six month period ending 6/30/98:

o Pledge or mortgage its assets beyond 15% of total assets. If the Fund were ever to do so, valuation of the pledged or mortgaged assets would be based on market values. For purposes of this policy, collateral arrangements for margin deposits on a futures contracts are not deemed to be pledged of assets.

o Invest more than 5% of its total assets in securities whose issuer or grantor of principal and interest has been in operation for less than three years.

o     The Fund will not invest more than 5% of its net assets in warrants.

o Invest in voting securities, securities of investment companies or exploration or development programs such as oil, gas, or mineral leases.